[ALPS Distributors, Inc. Letterhead]

Via EDGAR Correspondence

October 8, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc.
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, ALPS Distributors, Inc., principal underwriter to Wasatch Funds, Inc. (the “Registrant”) hereby respectfully requests that the effective date of Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission via EDGAR on September 11, 2008 be accelerated so that it will become effective on Friday, October 17, 2008.

Please call Russell L. Biles, Vice President and Chief Compliance Officer for the Registrant and Counsel for Wasatch Advisors, Inc. at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely yours,

/s/ Tane T. Tyler

Tane T. Tyler

General Counsel

cc:	R. Biles